Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended,  and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001- 03433
The following letter was sent to all employees of The Dow Chemical Company on March 27, 2015

A Message to All Employees
Dear Colleague:

Today, Dow announced the signing of a definitive agreement under which we will separate a significant portion of our chlorine value chain and merge it with Olin. This seminal announcement represents a major milestone in our decade-long transformational journey. It will further shape our portfolio towards high performance sectors that are driving our margin expansion, earnings growth, and enhanced return on capital, while keeping Dow integrated and maintaining our low-cost-to-serve capabilities.

When we announced this Board-endorsed strategic step in late 2013, we committed to finding the best owner for these valuable chlorine chain businesses and we feel that we have found the best owner in Olin. The result is a winning transaction – for Dow, for Olin, for our shareholders and for the three businesses: U. S. Gulf Coast Chlor-Alkali & Vinyl, Global Chlorinated Organics and Epoxy. This transaction brings together two like-minded companies, each with over 100 years of chlor-alkali history and outstanding stewardship in environmental, health and safety.

This is a win for Dow. Post-transaction, Dow will remain a $50+ billion revenue company with a winning combination of solutions and scale. This strategic move continues the advancement of our portfolio by continuing to narrow our market participation and going deeper in select, attractive high value markets such as electronics, coatings, packaging, agriculture, consumables, infrastructure and transportation. It is also a key component of Dow 10.0 – a nimble, accountable and market-based growth culture focused on making work easier for all of our people, which we announced last week.

This is a win for Dow’s shareholders. The proceeds that Dow receives from this transaction put us ahead of our pre-stated divestment goals and will be used to remunerate shareholders, reduce debt and fund growth. Dow will maximize shareholder value by redeploying resources and cash proceeds from this separation toward higher return opportunities and value growth.

This is a win for the chlorine value chain businesses and the new company that will be created post-merger with Olin. The merged company will be a premier enterprise with a solid foundation for future growth. Its greater scale, favorable feedstocks, superior technology, broader market access and significant envelope integration will enable it to leverage long-term growth opportunities in the marketplace and generate more shareholder and customer value.

My sincere thanks to all of our 2,100 Dow women and men in the Chlor-Alkali & Vinyl, Global Chlorinated Organics and Epoxy businesses. Your efforts – each and every day – to maintain world-class operational efficiency, selling excellence and environmental health and safety performance – have built these businesses into the industry leaders that they are today and positioned them for a promising future.

Of course, much work remains to be done by all of us at Dow. As we embark on this transition, we must continue to control what we can control while driving productivity and value growth. We must follow through with our new ecosystem while delivering on our earnings potential. And we must continue to go deeper and narrower into the markets where we can win and win big.

In this time of transition, I encourage you to stay focused, stay present and most importantly, stay safe.

You can learn more about today’s announcement through the Newsline.

Your leaders will have more to say in the coming days.

My sincerest regards,

Andrew N. Liveris

© 2015 The Dow Chemical Company All rights reserved.

This communication is DOW RESTRICTED. The content of this communication is intended for Dow internal use only. Any other dissemination is a violation of Dow Policy.

Note: The forward looking statements contained in this document involve risks and uncertainties that may affect Dow’s and Olin’s operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of either company will be realized. This document also contains statements about Dow’s agreement to separate a substantial portion of its chlor-alkali and downstream derivatives business, distribute the business to Dow shareholders and then merge it with a subsidiary of Olin (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Olin’s ability to integrate the business successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Dow’s or Olin’s business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or Olin’s consolidated financial condition, results of operations or liquidity. Neither Dow nor Olin assumes any obligation to provide revisions to any forward looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Important Notices and Additional Information
In connection with the proposed transaction, Blue Cube Spinco Inc. (“Spinco”) will file a registration statement on Form S-4/S-1 containing a prospectus and Olin will file a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed by Dow, Spinco and Olin with the SEC at the SEC's web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by directing a written request to Olin at 190 Carondelet Plaza, Clayton, MO 63105. Attention: Investor Relations or Dow or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, Attention: Investor Relations.

This communication is not a solicitation of a proxy from any investor or security holder. However, Olin, Dow, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC.  Information regarding Olin’s directors and executive officers is available in Olin’s 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 4, 2015. Information regarding Dow’s directors and executive officers is available in Dow’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders, which is expected to be filed on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.